Mail Stop 03-05

June 17, 2005

Mr. Robert F.X. Sillerman
Chief Executive Officer and President
CKX, Inc.
650 Madison Ave.
New York, New York 10022

Re: **CKX, Inc.**
       Amendment No. 2 to Registration Statement on Form S-1
       File No. 333-123995, filed on 6/6/05

Dear Mr. Sillerman

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 30

1. Reference is made to your net tangible book deficit of $2.35 per share of common stock. Based on the formula described in the first paragraph in this section, we calculate net tangible book deficit to be $2.41 per share of common stock rather than net tangible book deficit of $2.35 per share as disclosed by you. Please reconcile the difference in the per share amounts and provide us with your calculation of net tangible book value per common share. Alternatively, you may revise your disclosure to correct the discrepancy.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 36

2. We note your response to prior comment 6 and revised disclosures explaining how the adjustments to the weighted average shares outstanding for the various transactions reflected in the pro forma statements of operations were calculated or determined. Please clarify in your footnotes to clearly explain that the pro forma adjustments to the weighted average shares outstanding for the three months ended March 31, 2005 take into account the additional weighting of shares for the period prior to financing transactions and acquisitions. In other words, we believe your revised disclosure should clearly state the pro forma adjustments with regard to the financing transactions assumed the shares were outstanding for the period from January 1, 2005 to February 6, 2005 rather than "…assuming all shares were issued on January 1, 2005," in order to avoid any confusion. Please similarly revise your disclosures to clearly state the period for which the adjustments for the pro forma weighted average shares outstanding for the acquisitions of the Presley Business and 19 Entertainment relate.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 38
Note 1 – Pro Forma Adjustments, page 38
B. Other Adjustments, page 38

3. Please correct the numerical sequence on page 39 in footnote 1.B.

Other Adjustments, page 40
(ii) Income Taxes, page 41

4. We note that you disclose that pro forma tax expense amounts were $107 and $1,519 for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. We also note that these amounts do not agree with the amounts disclosed in the table as pro forma income tax expense, as adjusted for the financing and acquisition transactions, of $2,639 and $125 for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. Please explain to us and disclose in the footnote why they differ and provide a reconciliation of the amounts. Alternatively, you may revise your footnote to correct these discrepancies. Also, it appears that you describe certain amounts in footnote I.D.(ii) as tax expense when it appears that they represent tax benefits. Please revise to correctly label amounts representing tax benefits rather than tax expense. Further, it appears that brackets should not be around $3,130 but should be around $3,261. Please revise as necessary to correct these errors.

5. We note the changes made to footnote 2 on page 42 in response to our prior comment 8 but are still unclear as to how the adjustments to income tax expense for the year ended December 31, 2004 and the three months ended March 31, 2005 were calculated or determined. Please revise the notes to the pro forma financial information to disclose the significant assumptions (i.e., effective tax rate) used to

calculate the pro forma adjustment to tax expense. The disclosures provided in footnote 1.D.(ii) on page 41 should be similarly revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

6. Please file copies of Exhibits 10.15, 10.16, 10.17, 10.23 and 10.24. Where appropriate, your registration statement should contain summaries of these agreements (including discussion of the importance of these agreements).

Presley Business – Historical Operating Results, page 65
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenues, page 65

7. We note the disclosure indicating that the Presley business outsourced the operation of its mail order retail business on April 1, 2004 and that as a result, it no longer bears the business risk for sales and related expenses. Please tell us and clarify in MD&A whether the outsourcing of this business resulted in a change in the recognition of sales revenues from a gross to a net basis, pursuant to the guidance outlined in EITF 99-19. If not, please explain why. We may have further comment upon review of your response.

New Project Development, page 83

8. Please revise the registration statement to better describe the show "So You Think You Can Dance?" and explain why you believe it is material.

Director Compensation, page 91

9. Please tell us and disclose in the notes to your interim financial statements, MD&A and elsewhere as appropriate, how you plan to account for the 50,000 and 25,000 shares of restricted common stock to be issued to Mr. Langer and Mr. Harnick, respectively, upon the close of the offering within your consolidated financial statements. Disclose the total estimated amount of compensation expense that is expected to result from the issuance of restricted shares of common stock and explain how it was calculated or determined.

Condensed Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies, page F-7
Property and Equipment, page F-7

10. We note your response to our prior comment 15 but do not believe that the revisions made to Note 2 were fully responsive to our prior comment. Please revise to disclose the range of useful lives used for each category of property and equipment. Your current disclosure which indicates useful lives of 3 to 39 years are used is overly general and should be revised.

Note 3 – Capital Structure, page F-10
The Presley Acquisition (Predecessor), page F-11

11. We note your response to prior comment 16 and the specific factors that you considered in determining the fair value of the Series B convertible preferred stock but reissue our comment. Please provide us with your detailed analysis and tell us how each term and feature of the security was considered in arriving at the conclusion that the stated valued of the Series B Convertible Preferred Stock of $15.30 per share or $22,825,000 in total approximates its fair value. You response should include whether certain terms and features of the security were weighted more heavily than others in your analysis and how that in turn affected your valuation of the Series B Convertible Preferred Stock. We may have further comment upon receipt of your response.

Note 6 – Acquisitions, page F-15
The Presley Business (Predecessor), page F-15

12. We note your response to prior comment 17. Please revise your footnotes to disclose that you expect the purchase price allocation for the Presley Business to be finalized by the time you file your Form 10-QSB for the quarter ending September 30, 2005. Also, tell us and disclose in your footnote whether there were any significant assumptions involved in determining the fair value of the assets recognized.

13. Tell us and revise your footnotes to similarly provide us the information requested in our comment above with respect to the Presley Business regarding 19 Entertainment.

Pro Forma Information, page F-19

14. We note your response to prior comment 20 but reissue our comment. Please revise your disclosure in Note 6 to similarly include the reason(s) provided in your response as to why the pro forma information excludes compensation expenses associated with the exercise of employee stock options immediately prior to the acquisition. Further, we note the amount you disclose here as compensation expense, net of tax of $7 million does not agree with compensation expense, net of tax, of $10.4 million based upon the amounts disclosed in Note I.C.(iv) on page 40. Please explain why and reconcile these amounts for us or alternatively, revise your next amendment to correct the discrepancy.

Note 24 – Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America, page F-68
Cumulative Effect on Shareholders' Equity of Differences Between UK and US GAAP, page F-71
(k) Dividends, page F-75

15. We note your response to prior comment 21 and revised reconciliation of shareholders' equity as it relates to the dividend adjustment but reissue our comment as we do not consider your response to be fully responsive. It is still unclear to us how you arrive at such dividend adjustment from UK GAAP to US GAAP of £2,997 and £2,754, for the year ended June 30, 2004 and June 30, 2004, respectively. Please provide us with your mathematical computation which supports the revised amounts. Also, please revise Note 24(k) to include a table reflecting the calculation of the US GAAP adjustments.

16. Please provide us with your revised statements of changes in shareholders' equity using the balances determined under US GAAP which take into account the changes related to the dividend adjustment made to your UK to US GAAP shareholders' equity reconciliation for each of the periods presented.

Exhibits

17. Please confirm that you have filed all material contracts, including your registration rights agreements with the holders of the Series B Convertible Preferred Stock, the former holders of capital stock of 19 Entertainment and the Huff Alternative Fund and its affiliates and the agreement with Fox about "So You Think You Can Dance."

18. Your opinion indicates that, with respect to Delaware law, your counsel is only opining as to that state's General Corporation Law. Please delete this limitation or clarify that this reference also includes the applicable provisions of the Delaware constitution and reported judicial interpretations interpreting these laws.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Alan Annex
        Fax: 212.801.6400